NORTHEAST BANCORP
Exhibit 11. Statement Regarding Computation of Per Share Earnings

	Three Months Ended	Three Months Ended
	December 31, 2004	December 31, 2003
EQUIVALENT SHARES:

Weighted Average Shares Outstanding	2,512,194	2,536,251

Total Diluted Shares	2,555,332	2,593,637

Net Income	$ 764,882	$ 890,018

Basic Earnings Per Share	$ 0.30	$ 0.35

Diluted Earnings Per Share	$ 0.30	$ 0.34

	Six Months Ended	Six Months Ended
	December 31, 2004	December 31, 2003
EQUIVALENT SHARES:

Weighted Average Shares Outstanding	2,518,770	2,558,854

Total Diluted Shares	2,565,448	2,614,253

Net Income	$ 1,720,997	$ 1,806,399

Basic Earnings Per Share	$ 0.68	$ 0.71

Diluted Earnings Per Share	$ 0.67	$ 0.69